July 5, 2022TSX: SAM

Starcore Ready to Close Private Placement

Vancouver, B.C.  Further to its news release of July 4th, 2022, Starcore International Mines Ltd. (TSX:SAM) (the “Company” or “Starcore”) announces it has confirmed a total of $1,200,000 in subscription funds and will be closing its non-brokered private placement upon Toronto Stock Exchange acceptance.  On closing, the Company will issue a total of 6,000,000 units (the “Units”) at a price of $0.20 per Unit.  Each Unit is comprised of one common share of Starcore and one-half of one transferable common share purchase warrant (the “Warrants”), each whole Warrant exercisable for a period of four years from the date of issue to purchase one common share of Starcore at a price of $0.30 per share, provided that, if after the expiry of all resale restrictions, the closing price of the Company’s shares is equal to or greater than $0.40 per share for 20 consecutive trading days, the Company may, by notice to the Warrant holders (which notice may be by way of general news release), reduce the remaining exercise period of the Warrants to not less than 30 days following the date of such notice.

The proceeds of the private placement will be used for geophysical surveys to be conducted at the Company’s projects in Sonora and Queretaro, Mexico.  Certain insiders, namely the Company’s CEO and CFO, participated in the private placement.  Information required by Multilateral Instrument 61-101 “Protection of Minority Security Holders in Special Transactions” will be included in a material change report to be filed by the Company under its profile on SEDAR at www.sedar.com.

The Company will pay $48,000 to Rodea GmbH as a  finder’s fee for the portion of the financing attributable to the finder’s efforts.

All of the securities issued pursuant to this private placement will have a hold period expiring four months plus one day after the closing date.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The Company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, Chief Executive Officer

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail. info@starcore.com    website:  www.starcore.com

FOR FURTHER INFORMATION PLEASE CONTACT:

ROBERT EADIE
Telephone: (604) 602-4935 x 205
Toll Free:   1-866-602-4935
Email: readie@starcore.com

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.